UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-42728

Masonglory Limited

(Registrant’s Name)

Room 8, 25/F, CRE Centre

889 Cheung Sha Wan

Kowloon, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

When used in this Form 6-K, unless otherwise indicated, the terms “the Company,” “Masonglory,” “we,” “us” and “our” refer to Masonglory Limited and its subsidiaries.

Resignation of Chief Executive Officer and Director, Re-designation of Chief Executive Officer and Appointment of Co-chairman

On September 24, 2026, Mr. Tsz Tun TSE (“Mr. Tse”) has resigned from his positions as Chief Executive Officer and Director of the Company. Mr. Tse indicated that his resignation is for personal reasons and not due to any disagreement with the Company.

Following the retirement of Mr. Tse, on the same date, the Board has approved the re-designation of Mr. Jinyu XIE (“Mr. Xie”) as chief executive officer and co-chairman of the board of directors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Masonglory Limited

Date: September 24, 2026	By:	/s/ Jinyu XIE
	Name:	Jinyu XIE
	Title:	Chief Executive Officer, Co-chairman of the Board and Director

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